Exhibit 99.1

Company Contact: Mr. Rick Xiao, Vice President Email: rick@qiaoxing.com Tel: +86-752-282-0268	CCG Investor Relations Contact: Mr. Ed Job, Account Manager Email: ed.job@ccgir.com Tel: +1-646-213-1914 (NY office)
Qiao Xing Universal Redeems Outstanding Convertible Notes
HUIZHOU, Guangdong, China, May 05, 2010 — Qiao Xing Universal Resources, Inc. (Nasdaq: XING) (“the Company” or “XING”), an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, today announced the redemption of all outstanding Convertible Notes, following the last installment payment of US$780,000 days ago.
The outstanding Convertible Notes were issued on November 3, 2009 with an aggregate principal amount of US$24 million. According to the terms of the Convertible Notes, it should be repaid in 8 installments maturing on July 3, 2010. These notes were issued to restructure the unsecured convertible notes with aggregate principal amount of USD26 million issued on October 31, 2006.
Mr. Wu Ruilin, Chairman of XING, commented, “We are pleased that we have been able to redeem all convertible notes outstanding, which releases us from several restrictions. As we look to the future we will have more flexibility to pursue our corporate strategy of becoming a large company in the resources industry.”
About Qiao Xing Universal Resources, Inc.
Qiao Xing Universal Resources, Inc. is an emerging Chinese resources company headquartered in Huizhou, Guangdong Province, China. The Company was previously one of the leading players of telecommunication terminal products in China, but made the strategic decision to diversify into the resources industry in 2007. In April 2009, the Company acquired 100% equity interest in China Luxuriance Jade Company, Ltd (“CLJC”). CLJC, through its wholly owned Chinese subsidiaries, owns the rights to receive the expected residual returns from Chifeng Haozhou Mining Co., Ltd. (“Haozhou Mining”), a large copper-molybdenum poly-metallic mining company in Inner Mongolia, China. Since then, the Company has further refined its strategy to become a pure resources company and is actively seeking additional acquisition targets in the resources industry.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal Resources, Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal Resources, Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of May 05, 2010.
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